SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 19, 2025

Commission File Number 0-28800
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DRDGOLD Limited
Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park 1709

(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Exhibit
99.1    Release dated December 19, 2025 “DISPOSAL OF INTEREST IN A SOLAR ENERGY PRODUCER AND CONCLUSION OF A RENEWABLE ENERGY SUPPLY AGREEMENT”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED
Date: December 19, 2025    By: /s/ Adriaan Davel
        Name: Adriaan Davel
        Title: Chief Financial Officer

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1895/000926/06)
ISIN: ZAE000058723
JSE & A2X share code: DRD
NYSE trading symbol: DRD
(“DRDGOLD” or the “Company”)

DISPOSAL OF INTEREST IN A SOLAR ENERGY PRODUCER AND CONCLUSION OF A RENEWABLE ENERGY SUPPLY AGREEMENT

DISPOSAL OF STELLAR ENERGY SOLUTIONS
Shareholders of DRDGOLD are advised that the Company, through its wholly-owned subsidiary, Ergo Mining Proprietary Limited (“Ergo”), has disposed of its 100% interest in Stellar Energy Solutions Proprietary Limited (“Stellar Energy Solutions”) to NOA Group Assets Proprietary Limited (the “NOA Group”), for a total cash consideration amounting to R147.5 million (“Disposal”).
The Disposal has reached financial close, with all conditions precedent having been satisfied, and will be implemented on 23 December 2025.
The NOA Group is a South African renewable energy independent power producer, aggregator and energy trader with a trading licence from the National Energy Regulator of South Africa.
UPDATE REGARDING THE STELLAR PROJECT
DRDGOLD commenced the development of a 150MWh solar power plant to be located in Polokwane, Limpopo, in collaboration with the Neethling family, in 2023 (“Stellar Project”). The Stellar Project is shovel-ready, with most licences and approvals having been obtained, including the Budget Quote from Eskom Holdings SOC Limited (“Eskom”). The Stellar Project represents DRDGOLD’s second initiative in the solar energy sector.
During the 2025 financial year, the Company successfully commissioned a 60MWh solar plant and accompanying 160MWh battery energy storage system at its Ergo operations near Brakpan, Gauteng. This facility provides approximately 12 hours of off-grid power daily to ERGO, meeting approximately half of ERGO operation’s total power requirements. Surplus power fed into the national grid is credited by Eskom against ERGO’s consumption. In addition to realising cost savings, DRDGOLD is earning credits from Eskom for this supply and will pursue carbon credits in due course.
CONCLUSION OF A RENEWABLE ENERGY SUPPLY AGREEMENT
Concurrent with the Disposal, DRDGOLD has concluded an electricity supply agreement with the NOA Group to procure 76GWh per annum of renewable energy, with supply commencing in January 2028. This agreement advances DRDGOLD’s objective of reducing its carbon footprint and aligns with the anticipated increased production profile under the Company’s Vision 2028 growth strategy.
RATIONALE FOR THE DISPOSAL AND CATEGORISATION
The Disposal enables DRDGOLD to realise value from the Stellar Project while securing a long-term renewable energy supply agreement that supports the Company's operational requirements and sustainability objectives.

The Disposal constitutes an uncategorised transaction in terms of the JSE Limited Listings Requirements and is not a related party transaction. Accordingly, this announcement is made on a voluntary basis and for information purposes only.
Johannesburg
December 19, 2025

Sponsor
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